Exhibit 99.2
MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank
Toronto Dominion Centre
P.O. Box 1
Toronto, ON
M5K 1A2

2.	Date of Material Change

Effective November 1, 2005

3.	News Release

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group, which issued a press release on October 20, 2005 through the facilities of CNW Group.

4.	Summary of Material Change

Please see news release attached as Schedule “A”.

5.	Full Description of Material Change

Please see news release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Christopher A. Montague, Executive Vice President and General Counsel at (416) 308-6963.

DATED: October 20, 2005

SCHEDULE "A"

TD BANK FINANCIAL GROUP ANNOUNCES ORGANIZATIONAL CHANGES
Executive realignment reflects new lines of business, varying ownership structures

Toronto (October 20, 2005) - Ed Clark, President and Chief Executive Officer of TD Bank Financial Group (TDBFG) today announced a series of senior executive moves to better reflect the Bank’s evolution to five major lines of business.

“In consultation with the Board of Directors we believe these moves are necessary to effectively implement our strategy and appropriately reflect our North American focus,” said Clark. “We are a more complex organization today than we were three years ago and the time is right to adjust our organizational approach.”

To facilitate these structural changes, the Bank is modifying its approach to titling. Group Head now becomes the most senior executive title in each of the Bank’s businesses and Vice Chair will be the most senior executive title for corporate functions. As a result, the following Group Head appointments reporting to Ed Clark, President and CEO become effective November 1, 2005:

•
Bob Dorrance, Group Head Wholesale Banking, and Chairman and Chief Executive Officer, TD Securities. Mr. Dorrance will continue to lead the Wholesale business, TD Securities and private equity and retain his Vice Chair, TDBFG title.

•	Bernie Dorval, Group Head Business Banking and Insurance and Co-Chair TD Canada Trust. Mr. Dorval will continue to lead Commercial Banking, Small Business Banking, TD Insurance, and TD Meloche Monnex.

•
Bill Hatanaka, Group Head Wealth Management and Chairman and Chief Executive Officer, TD Waterhouse. Mr. Hatanaka will continue to lead the Bank’s integrated Wealth Management business - TD Waterhouse, domestically and in the UK and TD Mutual Funds.

•
Tim Hockey, Group Head Personal Banking and Co-Chair TD Canada Trust. Mr. Hockey will continue to provide leadership to TD Canada Trust’s Retail Distribution, eBank, and Product Service and Support businesses.

•
Bill Ryan, Group Head U.S. Personal and Commercial Banking and Chairman, CEO and President, TD Banknorth. He will continue to be a member of the Board of Directors of TD Bank Financial Group and retain his Vice Chair, TDBFG title. Mr. Ryan will continue to report to Ed Clark and the Board of Directors of TD Banknorth.

In addition, as CEO of TD Ameritrade, we will rely on Joe Moglia’s expertise for our U.S. Online Brokerage business upon completion of the transaction. He will report to the Board of Directors of TD Ameritrade.

The increased complexity of the Bank’s business is also driving changes in the corporate roles reporting to the President and CEO, effective November 1, 2005:

•
Colleen Johnston will become Chief Financial Officer and Executive Vice President, TDBFG. Ms. Johnston will lead all finance functions across the organization, as well as Taxation and Investor Relations.

•
Dan Marinangeli will be taking on the role of Executive Vice President, Corporate Development, replacing David Livingston, who is taking on a position in the public service. Mr. Marinangeli will be one of the Bank’s nominees to the Board of TD Ameritrade upon completion of the transaction.

•
Bharat Masrani will be Vice Chair and Chief Risk Officer, centralizing risk based control functions of Risk Management, Audit, Legal and Compliance as well as TDBFG’s capital management to reflect the impact of the Basel II Accord. Mr. Masrani will be a nominee to TD Banknorth’s Board of Directors.

•
Fred Tomczyk’s responsibilities will be reorganized in recognition of his expanded role with TD Ameritrade and TD Banknorth. Mr. Tomczyk will continue to hold the title of Vice Chair, Corporate Operations. He will be one of the Bank’s nominees to the Board of TD Ameritrade upon completion of the transaction.

“I believe we have an outstanding leadership team here at TDBFG and I am very proud of all we have accomplished over the past three years. I am also very encouraged about the future and the significant opportunities ahead that will allow us to continue growing the TD brand,” said Clark. “The changes I have outlined today position us well to deliver on our strategies and provide us with the leadership needed to ensure our success.”

About TD Bank Financial Group
Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in five key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse; Wholesale Banking, including TD Securities; U.S. Personal and Commercial Banking through TD Banknorth; and U.S. Online Brokerage through the proposed TD Ameritrade. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$368.4 billion in assets, as of July 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.

For further information, please contact:
Neil Parmenter, TD Bank Financial Group
416-308-0836